Issuer Free Writing Prospectus Dated December 18, 2012

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated December 17, 2012

Relating to Registration Nos. 333-167025 and 333-185526

Galena Biopharma, Inc.

15,156,250 Units, Each Consisting of

One Share of Common Stock and

A Warrant to Purchase 0.5 of a Share of Common Stock

The information in this free writing prospectus supplements Galena Biopharma Inc.’s preliminary prospectus supplement, dated December 17, 2012 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

Issuer:	Galena Biopharma, Inc.

NASDAQ Symbol:	GALE.

Securities Offered By the Issuer:	15,156,250 units, with each unit consisting of one share of common stock and a warrant to purchase 0.5 of a share of common stock. The warrants will be exercisable at $1.90 per share and will expire five years from the date of issuance. The shares of common stock and warrants are immediately separable and will be issued separately.

Price to the Public:	$1.60 per unit.

Gross Proceeds:	$24.25 million.

Net Proceeds:	Approximately $22.52 million, after deducting underwriting discounts and estimated offering expenses.

Use of Proceeds:	Galena Biopharma currently intends to use the net proceeds from this offering to conduct its Phase 3 PRESENT clinical trial of NeuVax™, its Phase 1/2 clinical trials of FBP and its planned Phase 2 trial of NeuVax™ in combination with Herceptin® as well as for general corporate purposes.

Dilution:	Our net tangible book deficit as of September 30, 2012 was approximately $0.07 per share. Based on the public offering price of $1.60 per unit, there will be an immediate increase in net tangible book value of approximately $0.29 per share to existing stockholders as a result of this offering and immediate dilution in net tangible book value of approximately $1.38 per share to new investors purchasing units in this offering.

Trade Date:	December 18, 2012.

Closing Date:	December 21, 2012.

CUSIP:	363256108 (Common Stock).

Sole Book-Running Manager:	Piper Jaffray & Co.

Co-Manager:	JMP Securities LLC.

Lock-Up Provisions:	The Company, its executive officers and directors have entered into 90-day lock-up agreements with the underwriters.

Eligibility:	No eligibility restrictions in the United States.

Galena Biopharma, Inc. filed a registration statement (including a base prospectus and a preliminary prospectus supplement thereto) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus and the preliminary prospectus supplement thereto in that registration statement (including the documents incorporated by reference therein) and other documents Galena Biopharma, Inc. filed with the SEC for more complete information about Galena Biopharma, Inc. and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying preliminary prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.

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